[Reference Translation]

                                                                October 29, 2009

To Whom It May Concern:

                                 Company Name: TOYOTA MOTOR CORPORATION
                                 Name and Title of Representative:
                                          Akio Toyoda, President
                                          (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                 Name and Title of Contact Person:
                                          Takuo Sasaki, Managing Officer
                                          (Telephone Number: 0565-28-2121)

                         Toyota Comments on Media Reports
                         --------------------------------


TOYOTA MOTOR CORPORATION ("Toyota") commented on certain media reports released today, about the forecasts of Toyota's semi-annual consolidated financial results and dividends for FY2010 (April 1, 2009 through March 31, 2010). The forecast in the media reports is not based on any official announcements made by Toyota.

Presently, Toyota plans to announce its semi-annual financial results for the same period on November 5, 2009.